EXHIBIT 99.1
Nuvei Announces First Quarter 2024 Results

Nuvei reports in U.S. dollars and in accordance with International Financial Reporting Standards (“IFRS”)
MONTREAL, May 7, 2024 – Nuvei Corporation (“Nuvei” or the “Company”) (Nasdaq: NVEI) (TSX: NVEI), the Canadian fintech company, today reported its financial results for the three months ended March 31, 2024. The Company’s results are also included in a quarterly shareholder letter which can be found in the “Events and presentations” and “Financial information” sections of the Company’s Investor Relations website at https://investors.nuvei.com.
Financial Highlights for the Three Months Ended March 31, 2024
•Total volume(a) increased by 42% to $60.1 billion from $42.4 billion;
◦Organic total volume growth at constant currency(a) was 18% with Organic total volume at constant currency(a) increasing to $50.0 billion from $42.4 billion;
◦Pro forma total volume growth(a) was 16%;
•Revenue increased 31% to $335.1 million from $256.5 million;
◦Revenue growth at constant currency(b) was 30% with Revenue at constant currency(b) increasing to $334.3 million from $256.5 million;
◦Organic revenue growth at constant currency(b) was 9% with Organic revenue at constant currency(b) increasing to $280.8 million from $256.5 million;
◦Nuvei pro forma revenue growth(b) was 11%;
•Net loss improved by 42% or $3.5 million to $4.8 million from $8.3 million;
•Net loss margin was 1.4% compared to 3.2%;
•Adjusted EBITDA(b) increased by 19% to $114.9 million from $96.3 million;
•Adjusted EBITDA margin(b) was 34.3% compared to 37.5%;
•Adjusted net income(b) decreased by 3% to $62.5 million from $64.5 million;
•Net loss per diluted share was $0.05 compared to $0.07, an improvement of 29%;
•Adjusted net income per diluted share(b) decreased by 7% to $0.41 from $0.44 ;
•Adjusted EBITDA less capital expenditures(b) increased by 19% to $99.1 million from $83.6 million; and,
•Cash dividends declared totaled $14.1 million.
(a) Total volume, Organic total volume at constant currency and Proforma total volume do not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company. See “Non-IFRS and Other Financial Measures”.
(b) Adjusted EBITDA, Adjusted EBITDA margin, Revenue at constant currency, Revenue growth at constant currency, Organic revenue at constant currency, Organic revenue growth at constant currency, Nuvei pro forma revenue growth, Adjusted net income, Adjusted net income per diluted share and Adjusted EBITDA less capital expenditures are non-IFRS measures and non-IFRS ratios. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. See “Non-IFRS and Other Financial Measures”.

Revenue by channel
•The Company distributes its products and technology through three sales channels: (i) Global commerce, (ii) Business-to-business (“B2B”), government and independent software vendors (“ISV”), and (iii) Small and medium-sized businesses (“SMB”):
◦Global commerce revenue increased 13% year over year on a pro forma basis(a), to $192 million and represented 57% of total revenue in the first quarter.
◦B2B, government and ISV revenue increased 16% year over year on a pro forma basis(a), to $64 million and represented 19% of total revenue in the first quarter.
◦SMB revenue increased 1% year over year on a pro forma(a) basis, to $79 million and represented 24% of total revenue in the first quarter.
◦In summary, total revenue increased 11% year over year on a pro forma(a) basis in the first quarter.
(a) Pro forma revenue growth by channel is calculated as (i) Nuvei'
s reported revenue for the relevant channel for the three months ended March 31, 2024 divided by (ii) Nuvei pro forma revenue for the relevant channel for the three months ended March 31, 2023. Nuvei pro forma revenue for the three months ended March 31, 2023 consists of (x) Nuvei's reported revenue for the relevant channel for the three months ended March 31, 2023, plus (y) Paya's revenue from January 1, 2023 to February 21, 2023 and Till payments revenue from January 1, 2023 to March 31, 2023, net of interchange fees in order to align with Nuvei's presentation of revenue calculated in accordance with the accounting policies used to prepare the revenue line item presented in the Company’s financial statements under IFRS. See "Supplemental Financial Measures" for more detail.
Revenue by geography
•On a regional basis, revenue increased across all geographies. In North America (“NA”), Europe, Middle East, and Africa (“EMEA”), Latin America (“LATAM”), and Asia Pacific (“APAC”), revenue increased by 42%, 10%, 43% and 823% respectively for the first quarter.
Advent transaction
As previously announced, on April 1, 2024 the Company entered into a definitive arrangement agreement to be taken private by Advent International (“Advent”), one of the world’s largest and most experienced global private equity investors, as well as a longstanding sponsor in the payments space, in an all-cash transaction which values the Company at an enterprise value of approximately $6.3 billion (the “Proposed transaction”). Advent will acquire all the issued and outstanding Subordinate Voting Shares and any Multiple Voting Shares (collectively the “Shares”) that are not Rollover Shares1, for a price of $34.00 per Share, in cash. This price represents an attractive and significant premium of approximately 56% to the closing price of the Subordinate Voting Shares on the Nasdaq Global Select Market (“Nasdaq”) on March 15, 2024, the last trading day prior to media reports concerning a potential transaction involving the Company, and a premium of approximately 48% to the 90-day volume weighted average trading price per Subordinate Voting Share as of such date.
1 Philip Fayer, Novacap and CDPQ (together with entities they control directly or indirectly, collectively, the "Rollover Shareholders") have agreed to roll approximately 95%, 65% and 75%, respectively, of their Shares (the "Rollover Shares") and are expected to receive in aggregate approximately US$560 million in cash for the Shares sold on closing. Philip Fayer, Novacap and CDPQ are expected to indirectly own or control approximately 24%, 18% and 12%, respectively, of the equity in the resulting private company. Percentages and amount of expected cash proceeds are based on current assumed cash position and are subject to change as a result of cash generated before closing.

The Proposed transaction will be implemented by way of a statutory plan of arrangement under the Canada Business Corporations Act. Implementation of the transaction will be subject to, among other things, the following shareholder approvals at a special meeting of shareholders to be held to approve the Proposed transaction (the “Meeting”): (i) the approval of at least 66 2/3% of the votes cast by the holders of Multiple Voting Shares and Subordinate Voting Shares, voting together as a single class (with each Subordinate Voting Share being entitled to one vote and each Multiple Voting Share being entitled to ten votes); (ii) the approval of not less than a simple majority of the votes cast by holders of Multiple Voting Shares; (iii) the approval of not less than a simple majority of the votes cast by holders of Subordinate Voting Shares; (iv) if required, the approval of not less than a simple majority of the votes cast by holders of Multiple Voting Shares (excluding the Multiple Voting Shares held by the Rollover Shareholders and any other shares required to be excluded pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”); and (v) the approval of not less than a simple majority of the votes cast by holders of Subordinate Voting Shares (excluding the Subordinate Voting Shares held by the Rollover Shareholders and any other shares required to be excluded pursuant to MI 61-101). The Proposed transaction is also subject to court approval and customary closing conditions, including receipt of key regulatory approvals, is not subject to any financing condition and, assuming the timely receipt of all required key regulatory approvals, is expected to close in late 2024 or the first quarter of 2025.
Following completion of the transaction, it is expected that the Subordinate Voting Shares will be delisted from each of the Toronto Stock Exchange and the Nasdaq and that Nuvei will cease to be a reporting issuer in all applicable Canadian jurisdictions and will deregister the Subordinate Voting Shares with the U.S. Securities and Exchange Commission (the “SEC”).
Cash Dividend
Nuvei today announced that its Board of Directors has authorized and declared a cash dividend of $0.10 per Subordinate Voting Share and Multiple Voting Share, payable on June 6, 2024 to shareholders of record on May 21, 2024. The aggregate amount of the dividend is expected to be approximately $14 million, to be funded from the Company’s existing cash on hand.
The Company, for the purposes of the Income Tax Act (Canada) and any similar provincial or territorial legislation, designates the dividend declared for the quarter ended March 31, 2024, and any future dividends, to be eligible dividends. The Company further expects to report such dividends as a dividend to U.S. shareholders for U.S. federal income tax purposes. Subject to applicable limitations, dividends paid to certain non-corporate U.S. shareholders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains. A U.S. shareholder should talk to its advisor regarding such dividends, including with respect to the “extraordinary dividend” provisions of the Internal Revenue Code (US).
The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors, as more fully described under the heading “Forward-Looking Information” of this press release.
Conference Call, Financial Outlook and Growth Targets
In light of the proposed take-private with Advent, going forward we will be suspending earnings conference calls as well as our practice of providing financial outlook, thereby withdrawing our financial outlook for the year ending December 31, 2024, as well as our medium and long-term targets.

About Nuvei
Nuvei (Nasdaq: NVEI) (TSX: NVEI) is the Canadian fintech company accelerating the business of clients around the world. Nuvei’s modular, flexible and scalable technology allows leading companies to accept next-gen payments, offer all payout options and benefit from card issuing, banking, risk and fraud management services. Connecting businesses to their customers in more than 200 markets, with local acquiring in 50 markets, 150 currencies and 700 alternative payment methods, Nuvei provides the technology and insights for customers and partners to succeed locally and globally with one integration.

For more information, visit www.nuvei.com
Non-IFRS and Other Financial Measures
Nuvei’s condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting, as issued by the IASB. The information presented in this press release includes non-IFRS financial measures, non-IFRS financial ratios and supplementary financial measures, namely Adjusted EBITDA, Adjusted EBITDA margin, Revenue at constant currency, Revenue growth at constant currency, Organic Revenue at constant currency, Organic revenue growth at constant currency, Nuvei pro forma revenue and Nuvei pro forma revenue growth, Adjusted net income, Adjusted net income per basic share, Adjusted net income per diluted share, Adjusted EBITDA less capital expenditures, Adjusted EBITDA less capital expenditures conversion, Total volume, Organic total volume at constant currency and Pro forma total volume. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of our results of operations from our perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company’s financial statements reported under IFRS. These measures are used to provide investors with additional insight of our operating performance and thus highlight trends in Nuvei’s business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use these non-IFRS and other financial measures in the evaluation of issuers. We also use these measures to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. We believe these measures are important additional measures of our performance, primarily because they and similar measures are used widely among others in the payment technology industry as a means of evaluating a company’s underlying operating performance.
Non-IFRS Financial Measures
Revenue at constant currency: Revenue at constant currency means revenue, as reported in accordance with IFRS, adjusted for the impact of foreign currency exchange fluctuations. This measure helps provide insight on comparable revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts.

Organic revenue at constant currency: Organic revenue at constant currency means revenue, as reported in accordance with IFRS, adjusted to exclude the revenue attributable to acquired businesses for a period of 12 months following their acquisition and excluding revenue attributable to divested businesses, adjusted for the impact of foreign currency exchange fluctuations. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts. This measure helps provide insight on organic and acquisition-related growth and presents useful information about comparable revenue growth.
Adjusted EBITDA: We use Adjusted EBITDA as a means to evaluate operating performance, by eliminating the impact of non-operational or non-cash items. Adjusted EBITDA is defined as net income (loss) before finance costs (recovery), finance income, depreciation and amortization, income tax expense, acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, and legal settlement and other.
Adjusted EBITDA less capital expenditures: We use Adjusted EBITDA less capital expenditures (which we define as acquisition of intangible assets and property and equipment) as a supplementary indicator of our operating performance.
Adjusted net income: We use Adjusted net income as an indicator of business performance and profitability with our current tax and capital structure. Adjusted net income is defined as net income (loss) before acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, amortization of acquisition-related intangible assets, and the related income tax expense or recovery for these items. Adjusted net income also excludes change in redemption value of liability-classified common and preferred shares, change in fair value of share repurchase liability and accelerated amortization of deferred financing fees and legal settlement and other.
Non-IFRS Financial Ratios
Revenue growth at constant currency: Revenue growth at constant currency means the year-over-year change in Revenue at constant currency divided by reported revenue in the prior period. We use Revenue growth at constant currency to provide better comparability of revenue trends year-over-year, without the impact of fluctuations in foreign currency exchange rates.
Organic revenue growth at constant currency: Organic revenue growth at constant currency means the year-over-year change in Organic revenue at constant currency divided by comparable Organic revenue in the prior period. We use Organic revenue growth at constant currency to provide better comparability of revenue trends year-over-year, without the impact of acquisitions, divestitures and fluctuations in foreign currency exchanges rates.
Adjusted EBITDA margin: Adjusted EBITDA margin means Adjusted EBITDA divided by revenue.
Adjusted EBITDA less capital expenditures conversion: Adjusted EBITDA less capital expenditures conversion means Adjusted EBITDA less capital expenditures divided by Adjusted EBITDA. We use Adjusted EBITDA less capital expenditures conversion to measure our capacity to convert Adjusted EBITDA into Adjusted EBITDA less capital expenditures.
Adjusted net income per basic share and per diluted share: We use Adjusted net income per basic share and per diluted share as an indicator of performance and profitability of our business on a per share basis. Adjusted net income per basic share and per diluted share means Adjusted net income less net income attributable to non-controlling interest divided by the basic and diluted weighted average number of common shares outstanding for the period, respectively. The number of share-based awards used in the diluted weighted average number of common shares outstanding in the Adjusted net income per diluted share calculation is determined using the treasury stock method as permitted under IFRS.

Supplementary Financial Measures
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Our key performance indicators may be calculated in a manner that differs from similar key performance indicators used by other companies.
Total volume: We believe Total volume is an indicator of performance of our business. Total volume and similar measures are used widely among others in the payments industry as a means of evaluating a company’s performance. We define Total volume as the total dollar value of transactions processed in the period by customers under contractual agreement with us. Total volume does not represent revenue earned by us. Total volume includes acquiring volume, where we are in the flow of funds in the settlement transaction cycle, gateway/technology volume, where we provide our gateway/technology services but are not in the flow of funds in the settlement transaction cycle, as well as the total dollar value of transactions processed relating to APMs and payouts. Since our revenue is primarily sales volume and transaction-based, generated from merchants’ daily sales and through various fees for value-added services provided to our customers, fluctuations in Total volume will generally impact our revenue.
Organic total volume at constant currency: Organic total volume at constant currency is used as an indicator of performance of our business on a more comparable basis. This measure helps provide insight on organic and acquisition-related growth and presents useful information about comparable Total volume growth. This measure also helps provide better comparability of business trends year-over-year, without the impact of fluctuations in foreign currency exchange rates. Organic total volume at constant currency means Total volume excluding Total volume attributable to acquired businesses for a period of 12 months following their acquisition and excluding Total volume attributable to divested businesses, adjusted for the impact of foreign currency exchange fluctuations. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts.
Pro forma total volume: Pro forma total volume represents Nuvei’s reported volume after giving effect to the acquisition of Paya and Till Payments as though such acquisition had occurred at the beginning of the period presented. This measure helps provide insight on the combined Total volume of the Nuvei, Paya and Till Payments businesses.

Nuvei pro forma revenue: Nuvei pro forma revenue represents Nuvei’s reported revenue after giving effect to the acquisition of Paya and Till Payments as though such acquisition had occurred at the beginning of the period presented. Nuvei pro forma revenue is presented both on an aggregated basis and by channel. In order to align with the Company's presentation of revenue calculated in accordance with the accounting policies used to prepare the revenue line item presented in the Company’s financial statements under IFRS, Paya's and Till Payments’ revenue contribution amounts are presented net of interchange fees, which was not the case for Till Payments and for a small portion of fees prior to the acquisition of Paya by the Company. This presentation is consistent with the pro forma disclosure required under IFRS in Nuvei’s condensed interim consolidated financial statements for the three months ended March 31, 2024. This measure helps provide insight on the combined revenue of the Nuvei, Paya and Till Payments businesses.
Nuvei pro forma revenue growth: Nuvei pro forma revenue growth represents Nuvei reported revenue divided by Nuvei pro forma revenue in the comparative year. This ratio is presented both on an aggregated basis and by channel. This ratio helps provide a better understanding of the additional contribution of the Paya and Till Payments businesses on Nuvei’s year-over-year revenue growth. Nuvei pro forma revenue is used as a component of this ratio only until the completion of a full financial year following the acquisition of Paya and Till Payments.

Forward-Looking Information
This press release contains “forward-looking information” and “forward-looking statements” (collectively, “Forward-looking information”) within the meaning of applicable securities laws. Such forward-looking information may include, without limitation, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. This forward-looking information is identified by the use of terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate, expectations regarding industry trends and the size and growth rates of addressable markets, our business plans and growth strategies, addressable market opportunity for our solutions, expectations regarding growth and cross-selling opportunities and intention to capture an increasing share of addressable markets, the costs and success of our sales and marketing efforts, intentions to expand existing relationships, further penetrate verticals, enter new geographical markets, expand into and further increase penetration of international markets, intentions to selectively pursue and successfully integrate acquisitions, and expected acquisition outcomes, cost savings, synergies and benefits, including with respect to the acquisition of Paya, future investments in our business and anticipated capital expenditures, our intention to continuously innovate, differentiate and enhance our platform and solutions, expected pace of ongoing legislation of regulated activities and industries, our competitive strengths and competitive position in our industry, and expectations regarding our revenue, revenue mix and the revenue generation potential of our solutions and expectations regarding our margins and future profitability, as well as statements regarding the Proposed transaction with Advent International L.P., including the proposed timing and various steps contemplated in respect of the transaction and statements regarding the plans, objectives, and intentions of Philip Fayer, certain investment funds managed by Novacap Management Inc., Caisse de dépôt et placement du Québec or Advent, are forward-looking information. Economic and geopolitical uncertainties, including regional conflicts and wars, including potential impacts of sanctions, may also heighten the impact of certain factors described herein.
In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is based on management's beliefs and assumptions and on information currently available to management, regarding, among other things, assumptions regarding foreign exchange rate, competition, political environment and economic performance of each region where the Company operates and general economic conditions and the competitive environment within our industry, including the following assumptions: (a) the Company will continue to effectively execute against its key strategic growth priorities, without any material adverse impact from macroeconomic or geopolitical headwinds on its or its customers' business, financial condition, financial performance, liquidity or any significant reduction in demand for its products and services, (b) the economic conditions in our core markets, geographies and verticals, including resulting consumer spending and employment, remaining at close to current levels, (c) assumptions as to foreign exchange rates and interest rates, including inflation, (d) the Company's continued ability to manage its growth effectively, (e) the Company's ability to continue to attract and retain key talent and personnel required to achieve its plans and strategies, including sales, marketing, support and product and technology operations, in each case both domestically and internationally, (f) the Company’s ability to successfully identify, complete, integrate and realize the expected benefits of past and recent acquisitions and manage the associated risks, as well as future acquisitions, (g) the absence of adverse changes in legislative or regulatory matters, (h) the Company’s continued ability to upskill and modify its compliance capabilities as regulations change or as the Company enters new markets or offers new products or services, (i) the Company’s continued ability to access liquidity and capital resources, including its ability to secure debt or equity financing on satisfactory terms, and (j) the absence of adverse changes in current tax laws. Unless otherwise indicated, forward-looking information does not give effect to the potential impact of any mergers, acquisitions, divestitures or business combinations that may be announced or closed after the date hereof. Although the forward-looking information contained herein is based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information.
Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk factors described in greater detail under “Risk Factors” of the Company's annual information form ("AIF") and the “Risk Factor’s” in the Company’s management’s discussion and analysis of financial condition and results of operations for the three months ended March 31, 2024 (“MD&A”), such as: risks relating to our business, industry and overall economic uncertainty; the rapid developments and change in our industry; substantial competition both within our industry and from other payments providers; challenges implementing our growth strategy; challenges to expand our product portfolio and market reach; changes in foreign currency exchange rates, interest rates, consumer spending and other macroeconomic factors affecting our customers and our results of operations; challenges in expanding into new geographic regions internationally and continuing our growth within our markets; challenges in retaining existing customers, increasing sales to existing customers and attracting new customers; reliance on third-party partners to distribute some of our products and services; risks associated with future acquisitions, partnerships or joint-ventures; challenges related to economic and political conditions, business cycles and credit risks of our customers, such as wars like the Russia-Ukraine and Middle East conflicts and related economic sanctions; the occurrence of a natural disaster, a widespread health epidemic or pandemic or other similar events; history of net losses and additional significant investments in our business; our level of indebtedness; challenges to secure financing on favorable terms or at all; difficulty to maintain the same rate of revenue growth as our business matures and to evaluate our future prospects; inflation; challenges related to a significant number of our customers being small and medium businesses ("SMBs"); a certain degree of concentration in our customer base and customer sectors; compliance with the requirements of payment networks; reliance on, and compliance with, the requirements of acquiring banks and payment networks; challenges related to the reimbursement of chargebacks from our customers; financial liability related to the inability of our customers (merchants) to fulfill their requirements; our bank accounts being located in multiple territories and relying on banking partners to maintain those accounts; decline in the use of electronic payment methods; loss of key personnel or difficulties hiring qualified personnel; deterioration in relationships with our employees; impairment of a significant portion of intangible assets and goodwill; increasing fees from payment networks; misappropriation of end-user transaction funds by our employees; frauds by customers, their customers or others; coverage of our insurance policies; the degree of effectiveness of our risk management policies and procedures in mitigating our risk exposure; the integration of a variety of operating systems, software, hardware, web browsers and networks in our services; the costs and effects of pending and future litigation; various claims such as wrongful hiring of an employee from a competitor, wrongful use of confidential information of third parties by our employees, consultants or independent contractors or wrongful use of trade secrets by our employees of their former employers; deterioration in the quality of the products and services offered; managing our growth effectively; challenges from seasonal fluctuations on our operating results; changes in accounting standards; estimates and assumptions in the application of accounting policies; risks associated with less than full control rights of some of our subsidiaries and investments; challenges related to our holding company structure; impacts of climate change; development of AI and its integration in our operations, as well as risks relating to intellectual property and technology, risks related to data security incidents, including cyber-attacks, computer viruses, or otherwise which may result in a disruption of services or liability exposure; challenges regarding regulatory compliance in the jurisdictions in which we operate, due to complex, conflicting and evolving local laws and regulations and legal proceedings and risks relating to our Subordinate Voting Shares. These risks and uncertainties further include (but are not limited to) as concerns the Proposed transaction with Advent, the failure of the parties to obtain the necessary shareholder, regulatory and court approvals or to otherwise satisfy the conditions to the completion of the transaction, failure of the parties to obtain such approvals or satisfy such conditions in a timely manner, significant transaction costs or unknown liabilities, failure to realize the expected benefits of the transaction, and general economic conditions. Failure to obtain the necessary shareholder, regulatory and court approvals, or the failure of the parties to otherwise satisfy the conditions to the completion of the transaction or to complete the transaction, may result in the transaction not being completed on the proposed terms, or at all. In addition, if the transaction is not completed, and the Company continues as a publicly-traded entity, there are risks that the announcement of the Proposed transaction and the dedication of substantial resources of the Company to the completion of the transaction could have an impact on its business and strategic relationships (including with future and prospective employees, customers, suppliers and partners), operating results and activities in general, and could have a material adverse effect on its current and future operations, financial condition and prospects. Furthermore, in certain circumstances, the Company may be required to pay a termination fee pursuant to the terms of the arrangement agreement which could have a material adverse effect on its financial position and results of operations and its ability to fund growth prospects and current operations.
Our dividend policy is at the discretion of the Board. Any future determination to declare cash dividends on our securities will be made at the discretion of our Board, subject to applicable Canadian laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions (including covenants contained in our credit facilities), general business conditions and other factors that our Board may deem relevant. Further, our ability to pay dividends, as well as make share repurchases, will be subject to applicable laws and contractual restrictions contained in the instruments governing our indebtedness, including our credit facility. Any of the foregoing may have the result of restricting future dividends or share repurchases.

Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

Contact:
Investors
Chris Mammone, Head of Investor Relations
IR@nuvei.com

Statements of Profit or Loss and Comprehensive Income or Loss Data
(in thousands of US dollars except for shares and per share amounts)

	Three months ended March 31
	2024	2023
	$	$
Revenue	335,109	256,498
Cost of revenue	64,730	54,596
Gross profit	270,379	201,902
Selling, general and administrative expenses	230,101	194,618
Operating profit	40,278	7,284
Finance income	(712)	(5,375)
Finance cost	29,978	18,468
Net finance cost	29,266	13,093
Loss (gain) on foreign currency exchange	8,950	(1,398)
Income (loss) before income tax	2,062	(4,411)
Income tax expense	6,869	3,878
Net loss	(4,807)	(8,289)

Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit and loss:
Foreign operations – foreign currency translation differences	656	5,058
Change in fair value of financial instruments designated as cash flow hedges	5,019	—
Reclassification of change in fair value of financial instruments designated as cash flow hedges to profit and loss	(502)	—
Comprehensive income (loss)	366	(3,231)
Net loss attributable to:
Common shareholders of the Company	(6,863)	(9,778)
Non-controlling interest	2,056	1,489
	(4,807)	(8,289)
Comprehensive income (loss) attributable to:
Common shareholders of the Company	(1,690)	(4,720)
Non-controlling interest	2,056	1,489
	366	(3,231)
Net loss per share
Net loss per share attributable to common shareholders of the Company
Basic	(0.05)	(0.07)
Diluted	(0.05)	(0.07)
Weighted average number of common shares outstanding
Basic	139,646,509	139,655,258
Diluted	139,646,509	139,655,258

Consolidated Statements of Financial Position Data (in thousands of US dollars)
	March 31, 2024	December 31, 2023
	$	$
Assets

Current assets
Cash and cash equivalents	131,245	170,435
Trade and other receivables	166,181	105,755
Inventory	2,791	3,156
Prepaid expenses	22,431	16,250
Income taxes receivable	4,229	4,714
Current portion of contract assets	1,438	1,038
Other current assets	909	7,582

Total current assets before segregated funds	329,224	308,930
Segregated funds	1,696,527	1,455,376
Total current assets	2,025,751	1,764,306

Non-current assets
Property and equipment	42,536	33,094
Intangible assets	1,306,533	1,305,048
Goodwill	1,983,593	1,987,737
Deferred tax assets	4,544	4,336
Contract assets	689	835
Processor and other deposits	8,883	4,310
Other non-current assets	38,082	35,601
Total Assets	5,410,611	5,135,267

Consolidated Statements of Financial Position Data (in thousands of US dollars)
	March 31, 2024	December 31, 2023
	$	$
Liabilities

Current liabilities
Trade and other payables	212,134	179,415
Income taxes payable	24,070	25,563
Current portion of loans and borrowings	14,886	12,470
Other current liabilities	6,269	7,859

Total current liabilities before due to merchants	257,359	225,307
Due to merchants	1,696,527	1,455,376

Total current liabilities	1,953,886	1,680,683

Non-current liabilities
Loans and borrowings	1,247,232	1,248,074
Deferred tax liabilities	140,417	151,921
Other non-current liabilities	5,573	10,374

Total Liabilities	3,347,108	3,091,052

Equity

Equity attributable to shareholders
Share capital	1,975,163	1,969,734
Contributed surplus	352,535	324,941
Deficit	(245,866)	(224,902)
Accumulated other comprehensive loss	(38,283)	(43,456)

	2,043,549	2,026,317
Non-controlling interest	19,954	17,898

Total Equity	2,063,503	2,044,215

Total Liabilities and Equity	5,410,611	5,135,267

Consolidated Statements of Cash Flow Data (in thousands of U.S. dollars)
For the three months ended March 31,	2024	2023
	$	$
Cash flow from operating activities
Net loss	(4,807)	(8,289)
Adjustments for:
Depreciation of property and equipment	4,208	3,110
Amortization of intangible assets	32,622	24,546
Amortization of contract assets	338	368
Share-based payments	29,776	35,573
Net finance cost	29,266	13,093
Loss (gain) on foreign currency exchange	8,950	(1,398)
Income tax expense	6,869	3,878
Gain on business combination	(4,013)	—
Changes in non-cash working capital items	(50,110)	(9,126)
Interest paid	(29,372)	(9,275)
Interest received	3,517	6,868
Income taxes paid - net of tax received	(11,514)	(2,566)
	15,730	56,782
Cash flow used in investing activities
Business acquisitions, net of cash acquired	(1,185)	(1,378,763)
Acquisition of property and equipment	(3,286)	(2,816)
Acquisition of intangible assets	(12,449)	(9,863)
Acquisition of distributor commissions	—	(20,224)
Acquisition of other non-current assets	(931)	(25,925)
Net decrease in advances to third parties	—	135
	(17,851)	(1,437,456)
Cash flow from (used in) financing activities
Shares repurchased and cancelled	—	(56,042)
Proceeds from exercise of stock options	615	2,961
Repayment of loans and borrowings	(35,955)	(21,280)
Proceeds from loans and borrowings	—	852,000
Financing fees related to loans and borrowings	—	(14,650)
Payment of lease liabilities	(1,664)	(1,215)
	(37,004)	761,774
Effect of movements in exchange rates on cash	(65)	43
Net decrease in cash and cash equivalents	(39,190)	(618,857)
Cash and cash equivalents – Beginning of period	170,435	751,686
Cash and cash equivalents – End of period	131,245	132,829

Reconciliation of Adjusted EBITDA and Adjusted EBITDA less capital expenditures to Net Loss
(In thousands of US dollars)

	Three months ended March 31
	2024	2023
	$	$

Net loss	(4,807)	(8,289)
Finance cost	29,978	18,468
Finance income	(712)	(5,375)
Depreciation and amortization	36,830	27,656
Income tax expense	6,869	3,878
Acquisition, integration and severance costs(a)	11,632	25,318
Share-based payments and related payroll taxes (b)	29,992	36,067
Gain on foreign currency exchange	8,950	(1,398)
Legal settlement and other(c)	(3,864)	(43)
Adjusted EBITDA	114,868	96,282
Acquisition of property and equipment, and intangible assets	(15,735)	(12,679)
Adjusted EBITDA less capital expenditures	99,133	83,603

Adjusted EBITDA less capital expenditures conversion(d)	86%	87%

Adjusted EBITDA	114,868	96,282
Revenue	335,109	256,498
Adjusted EBITDA margin(d)	34.3%	37.5%
Net Income margin	(1.4)%	(3.2)%
(a)These expenses relate to:
(i)professional, legal, consulting, accounting and other fees and expenses related to our acquisition and financing activities, including the expenses related to the Proposed transaction. For the three months ended March 31, 2024, these expenses were $10.3 million ($18.5 million for the three months ended March 31, 2023). These costs are presented in the professional fees line item of selling, general and administrative expenses.
(ii)acquisition-related compensation was $1.1 million for the three months ended March 31, 2024 and $2.1 million for the three months ended March 31, 2023. These costs are presented in the employee compensation line item of selling, general and administrative expenses.
(iii)change in deferred purchase consideration for previously acquired businesses. No amount was recognized for the three months ended March 31, 2024 and 2023. These amounts are presented in the contingent consideration adjustment line item of selling, general and administrative expenses.
(iv)severance and integration expenses, which were $0.3 million for the three months ended March 31, 2024 ($4.7 million for the three months ended March 31, 2023). These expenses are presented in selling, general and administrative expenses and cost of revenue.
(b)These expenses are recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months ended March 31, 2024, the expenses consisted of non-cash share-based payments of $29.8 million ($35.6 million for three months ended March 31, 2023), and $0.2 million for related payroll taxes ($0.5 million for the three months ended March, 2023).
(c)This primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses. For the three months ended March 31, 2024, the gain consisted mainly of a gain on business combination of $4.0 million.
(d)Adjusted EBITDA less capital expenditures conversion represents Adjusted EBITDA less capital expenditures as a percentage of Adjusted EBITDA. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenue.

Reconciliation of Adjusted net income and Adjusted net income per basic share and per diluted share to Net Loss
(In thousands of US dollars except for share and per share amounts)

	Three months ended March 31
	2024	2023
	$	$

Net loss	(4,807)	(8,289)
Change in fair value of share repurchase liability	—	571
Accelerated amortization of deferred financing fees	174	—
Amortization of acquisition-related intangible assets(a)	26,831	20,139
Acquisition, integration and severance costs(b)	11,632	25,318
Share-based payments and related payroll taxes(c)	29,992	36,067
Loss (gain) on foreign currency exchange	8,950	(1,398)
Legal settlement and other(d)	(3,864)	(43)
Adjustments	73,715	80,654
Income tax expense related to adjustments(e)	(6,409)	(7,912)
Adjusted net income	62,499	64,453
Net income attributable to non-controlling interest	(2,056)	(1,489)
Adjusted net income attributable to the common shareholders of the Company	60,443	62,964
Weighted average number of common shares outstanding
Basic	139,646,509	139,655,258
Diluted	145,669,168	143,963,521

Adjusted net income per share attributable to common shareholders of the Company(f)
Basic	0.43	0.45
Diluted	0.41	0.44
(a)This line item relates to amortization expense taken on intangible assets created from the purchase price adjustment process on acquired companies and businesses and resulting from a change in control of the Company.
(b)These expenses relate to:
(i)professional, legal, consulting, accounting and other fees and expenses related to our acquisition and financing activities, including the expenses related to the Proposed transaction. For the three months ended March 31, 2024, these expenses were $10.3 million ($18.5 million for the three months ended March 31, 2023). These costs are presented in the professional fees line item of selling, general and administrative expenses.
(ii) acquisition-related compensation was $1.1 million for the three months ended March 31, 2024 and $2.1 million for the three months ended March 31, 2023. These costs are presented in the employee compensation line item of selling, general and administrative expenses.
(iii) change in deferred purchase consideration for previously acquired businesses. No amount was recognized for the three months ended March 31, 2024 and 2023. These amounts are presented in the contingent consideration adjustment line item of selling, general and administrative expenses.
(iv) severance and integration expenses, which were $0.3 million for the three months ended March 31, 2024 ($4.7 million for the three months ended March 31, 2023). These expenses are presented in selling, general and administrative expenses and cost of revenue.
(c)These expenses are recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months ended March 31, 2024, the expenses consisted of non-cash share-based payments of $29.8 million ($35.6 million for three months ended March 31, 2023), and $0.2 million for related payroll taxes ($0.5 million for the three months ended March 31, 2023).

(d)This primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses. For the three months ended March 31, 2024, the gain consisted mainly of a gain on business combination of $4.0 million.
(e)This line item reflects income tax expense on taxable adjustments using the tax rate of the applicable jurisdiction.
(f)The number of share-based awards used in the diluted weighted average number of common shares outstanding in the Adjusted net income per diluted share calculation is determined using the treasury stock method as permitted under IFRS.
Revenue by geography
The following table summarizes our revenue by geography based on the billing location of the merchant:

	Three months ended March 31		Change
(In thousands of US dollars, except for percentages)	2024	2023
	$	$	$	%
Revenue
North America	177,022	124,719	52,303	42%
Europe, Middle East and Africa	132,142	119,825	12,317	10%
Latin America	15,436	10,816	4,620	43%
Asia Pacific	10,509	1,138	9,371	823%
	335,109	256,498	78,611	31%
Revenue by channel

	Three months ended March 31		Change
(In thousands of US dollars, except for percentages)	2024	2023
	$	$	$	%
Global commerce	191,951	169,660	22,291	13%
B2B, government and independent software vendors	64,341	21,839	42,502	195%
Small & medium sized businesses	78,817	64,999	13,818	21%
Revenue	335,109	256,498	78,611	31%
The Company distributes its products and technology through three sales channels: Global commerce, B2B, government and independent software vendors and small and medium sized businesses. In its Global commerce channel, the Company supports mid-market to large enterprise customers across multiple verticals with domestic, regional, international, and cross-border payments; leveraging its deep industry expertise and utilizing its modern scalable modular technology stack that is purpose-built for businesses whose operations span multi-location, multi-country, and multi-currency. In its B2B, government and ISV channel, the Company embeds its global payment capabilities and proprietary software into enterprise resource planning (“ERP”) solutions and software platforms. The Company’s SMB channel, consists of its North American based traditional SMB customers that utilize Nuvei for card acceptance.

Disaggregation of revenue and interest revenue
(In thousands of US dollars)

	Three months ended March 31
	2024	2023
	$	$

Merchant transaction and processing services revenue	329,426	254,513
Other revenue	2,466	1,985
Interest revenue	3,217	—
Revenue	335,109	256,498
Reconciliation of Nuvei pro forma revenue and Nuvei pro forma revenue growth to revenue and of Nuvei pro forma revenue by channel to revenue by channel

(In thousands of US dollars except for percentages)	Three months ended March 31, 2024	Three months ended March 31, 2023
	Revenue as reported	Nuvei revenue as reported	Paya and Till Payments’ revenue as adjusted(a)	Nuvei pro forma revenue	Revenue growth	Nuvei pro forma revenue growth
	$	$	$	$	%	%

Revenue	335,109	256,498	46,638	303,136	31%	11%

(In thousands of US dollars except for percentages)	Three months ended March 31, 2024	Three months ended March 31, 2023
	Revenue as reported	Nuvei revenue as reported	Paya and Till Payments’ revenue as adjusted(a)	Nuvei pro forma revenue	Revenue growth	Nuvei pro forma revenue growth
	$	$	$	$	%	%

Global commerce	191,951	169,660	—	169,660	13%	13%
B2B, government and independent software vendors	64,341	21,839	33,684	55,523	16%	16%
Small & medium sized businesses	78,817	64,999	12,954	77,953	21%	1%
Revenue	335,109	256,498	46,638	303,136	31%	11%
(a) Reflects adjustments for revenue of Paya between January 1, 2023 and the acquisition on February 22, 2023 and Till Payments between January 1, 2023 and March 31, 2023. Paya’s revenue and revenue by channel as well as Till Payments’ revenue and revenue by channel are presented net of interchange fees in order to align with Nuvei’s presentation of revenue calculated in accordance with the accounting policies used to prepare the revenue line item in the Company’s financial statements under IFRS.

Reconciliation of Revenue at constant currency and Revenue growth at constant currency to Revenue
The following table reconciles Revenue to Revenue at constant currency and Revenue growth at constant currency for the period indicated:

(In thousands of US dollars except for percentages)	Three months ended March 31, 2024			Three months ended March 31, 2023
	Revenue as reported	Foreign currency exchange impact on revenue	Revenue at constant currency	Revenue as reported	Revenue growth	Revenue growth at constant currency
	$	$	$	$

Revenue	335,109	(820)	334,289	256,498	31%	30%
Reconciliation of Organic revenue at constant currency and Organic revenue growth at constant currency to Revenue
The following table reconciles Revenue to Organic revenue at constant currency and Organic revenue growth at constant currency for the period indicated:

(In thousands of US dollars except for percentages)	Three months ended March 31, 2024				Three months ended March 31, 2023
	Revenue as reported	Revenue from acquisitions (a)	Foreign currency exchange impact on organic revenue	Organic revenue at constant currency	Revenue as reported	Revenue growth	Organic revenue growth at constant currency
	$	$		$	$

Revenue	335,109	(53,379)	(947)	280,783	256,498	31%	9%
(a) Revenue from acquisitions primarily reflects revenue from Paya which was acquired on February 22, 2023 and from Till Payments which was acquired on January 5, 2024.